Filed Pursuant to Rule 424(b)(3)
Registration No. 333-154975

TNP STRATEGIC RETAIL TRUST, INC.

SUPPLEMENT NO. 5 DATED JUNE 8, 2011

TO THE PROSPECTUS DATED APRIL 14, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2011, relating to our offering of up to $1,100,000,000 in shares of our common stock, as supplemented by Supplement No. 2 dated April 28, 2011, Supplement No. 3 dated May 11, 2011 and Supplement No. 4 dated May 25, 2011. Terms used and not otherwise defined in this Supplement No. 5 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 5 is to disclose:

•	the status of our public offering;

•	the acquisition of a multi-tenant retail shopping center located in Bismarck, North Dakota; and

•	the amendment of our credit agreement with KeyBank National Association.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on August 7, 2009. As of June 2, 2011, we had accepted investors’ subscriptions for and issued 3,238,400 shares of our common stock in our initial public offering, including 56,063 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $32,037,820. As of June 2, 2011, approximately 96,790,000 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of August 7, 2011, unless extended, or the date on which the maximum offering amount has been sold.

Acquisition of Property

On May 26, 2011, or the closing date, we acquired a fee simple interest in a multi-tenant necessity retail center located at 901 West Interstate Avenue, Bismarck, North Dakota, commonly referred to as Pinehurst Square East, or the Pinehurst property, through TNP SRT Pinehurst East, LLC, or TNP SRT Pinehurst, an indirect wholly owned subsidiary of TNP Strategic Retail Operating Partnership, LP, our operating partnership, pursuant to a Real Estate Purchase Agreement and Escrow Instructions, or the purchase agreement, dated as of April 29, 2011 and effective May 26, 2011, by and among our operating partnership, the 23 tenant-in-common owners of the Pinehurst property, or the sellers, and Fidelity National Tile Insurance Company, as escrow holder.

Pursuant to the purchase agreement, on the closing date, our operating partnership, through TNP SRT Pinehurst, acquired 100% of the sellers’ tenant-in-common interests in the Pinehurst property, or the TIC interests, and certain other rights and property related to the Pinehurst property in exchange for aggregate consideration, valued at approximately $15,000,000, comprised of (1) an aggregate cash payment to certain of the sellers who elected to receive cash in the amount of approximately $841,588, or the cash purchase price, (2) the issuance of approximately 287,472 units of our operating partnership’s common limited partnership interests, or the units, to certain of the sellers who elected to receive units, with an aggregate value of approximately $2,587,249, or $9.00 per unit, and (3) the repayment of the outstanding balance payable under a loan in the original principal amount of $13,200,000 secured by the Pinehurst property, or the existing loan. In exchange for the payment of the cash purchase price, the issuance of the units and the repayment of the existing loan, the sellers transferred and assigned all of their collective right, title and interest in and to the TIC interests and certain other rights and property related to the Pinehurst property pursuant to a Bill of Sale, Assignment and Assumption of Leases and Contracts by and between the sellers and TNP SRT Pinehurst. The units were issued pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Subject to the terms and conditions of our operating partnership’s limited partnership agreement, each seller will have the right, after holding the units for at least one year, to cause our operating partnership to redeem all or a portion of the units held by the seller for shares of our common stock, cash or a combination of both, as determined by us in our sole discretion as the general partner of our operating partnership. If the units are redeemed for shares of our common stock, our operating partnership will deliver the equivalent value of shares of our common stock in exchange for the units tendered for conversion, as determined by us in our sole discretion as the general partner of our operating partnership. If the units are redeemed for cash, our operating partnership will deliver the amount of cash equal to the value of the shares of our common stock that would have been exchanged (if the units were redeemed for shares of our common stock) less a percentage discount for the length of time the units had been held by the redeeming unit holder. Further, pursuant to the limited indemnity agreement (as discussed below), we and our operating partnership have agreed that if the units are redeemed for cash while our public offering of our common stock is ongoing, the cash amount will be determined by using the unit offering price of $9.00 per unit and not the public offering price of $10.00 per share of our common stock.

TNP SRT Pinehurst financed the payment of the cash purchase price with (1) proceeds from our initial public offering and (2) approximately $9,750,000 in funds borrowed under our existing revolving credit agreement, the credit agreement, with KeyBank National Association, or KeyBank. Additionally, on the closing date, the sellers paid approximately $1,975,000 in cash to TNP SRT Pinehurst in funds from the Pinehurst property’s operating account and reserve funds held by the lender under the existing loan.

In connection with the acquisition of the Pinehurst property, our operating partnership and KeyBank agreed to certain amendments to the credit agreement. For additional information on the terms of the amendments to the credit agreement, see “Amendment of Our Credit Agreement” below. The aggregate consideration paid to the sellers in connection with the acquisition of the Pinehurst property was offset by credits in favor of TNP SRT Pinehurst for certain closing costs incurred by TNP SRT Pinehurst and expected tenant improvement costs at the Pinehurst property. Our advisor, TNP Strategic Retail Advisor, LLC, received an acquisition fee in connection with the acquisition of the Pinehurst property in the amount of $375,000.

We and our operating partnership have agreed to enter into a Tax and Redemption Indemnity Agreement, or limited indemnity agreement, with each seller. Each limited indemnity agreement will provide that if our operating partnership sells or otherwise disposes of the Pinehurst property in a taxable transaction within five (5) years of the closing date, we and our operating partnership will indemnify the seller for its tax liabilities attributable to the built-in gain, determined as of the closing date, that exists with respect to its interests in the Pinehurst property. The limited indemnity agreements will apply through the fifth anniversary of the closing date and will provide tax protection to each seller that continues to hold more than 50% of its units during that period. The limited indemnity agreements will not apply in the event of a tax-deferred disposition of the Pinehurst property in a transaction in which no gain is required to be recognized. However, the limited indemnity agreements would apply to the replacement property (or the property received in such an exchange), to the extent that the sale or other disposition of that replacement asset would result in the recognition of any of the built-in gain that existed with respect to the Pinehurst property determined as of the closing date.

Financing and Fees

TNP SRT Pinehurst financed the payment of a portion of the cash purchase price with the proceeds of an advance in the original principal amount of $9,750,000, or the Pinehurst loan, under the credit agreement. The Pinehurst loan is designated as a borrowing under the A tranche of the credit agreement and bears interest at a variable rate of 5.50% per annum pursuant to the terms of the credit agreement. Subject to certain earlier repayments of amounts borrowed pursuant to the temporary increase (as discussed below), the entire unpaid principal balance of the Pinehurst loan and all accrued and unpaid interest thereon is due and payable in full on December 17, 2013, subject to extension to December 17, 2014 pursuant to the terms of credit agreement.

TNP SRT Pinehurst entered into a Joinder Agreement with KeyBank whereby TNP SRT Pinehurst agreed to become a party to the credit agreement as a borrower (as defined in the credit agreement) and absolutely and irrevocably agreed to assume, on a joint and several basis with each other borrower, all of the obligations of the borrowers under the credit agreement. TNP SRT Pinehurst also entered into a Mortgage, Assignment of Rents, Security Agreement and Fixture Filing made for the benefit of KeyBank with respect to the Pinehurst property for purposes of securing the borrowers’ obligations under the credit agreement.

In connection with the Pinehurst loan, we, our operating partnership, TNP SRT Secured Holdings, LLC, a wholly owned subsidiary of our operating partnership, or TNP SRT Holdings, and TNP SRT Moreno Marketplace, LLC, or TNP SRT Moreno, TNP SRT San Jacinto, LLC, or TNP SRT San Jacinto, TNP SRT Craig Promenade, LLC, or TNP SRT Craig Promenade, TNP SRT Northgate Plaza Tucson, LLC, or TNP SRT Northgate, and TNP SRT Pinehurst, each a wholly owned subsidiary of TNP SRT Holdings, which we collectively refer to as the “indemnitors,” entered into an Environmental and Hazardous Substances Indemnity Agreement, or the environmental indemnity, pursuant to which the indemnitors have agreed, on a joint and several basis, to indemnify, defend and hold harmless KeyBank, each lender under the credit agreement and each of their respective parents, subsidiaries, affiliates, shareholders, directors, officers, employees and agents, or the indemnified parties, from and against any damages, losses, liabilities, claims, suits, costs or expenses that the indemnified parties may incur as a result of or arising directly or indirectly from or out of, among other things, (1) the release or threatened release of certain hazardous substances or wastes in, on, above or under the Pinehurst property, (2) any material violation of any environmental laws applicable to the Pinehurst property or TNP SRT Pinehurst, (3) any failure of TNP SRT Pinehurst to comply with the terms and conditions of the environmental indemnity in all material respects and (4) the enforcement of the environmental indemnity.

Management of the Property

On the closing date, TNP SRT Pinehurst and TNP Property Manager, LLC, or the property manager, an affiliate of our sponsor, entered into a Property and Asset Management Agreement, or the management agreement, pursuant to which TNP SRT Pinehurst engaged the property manager to supervise, manage, lease, operate and maintain the Pinehurst property. Pursuant to the management agreement, TNP SRT Pinehurst will pay the property manager an annual management fee, or the management fee, payable in monthly installments, equal to 5.0% of Gross Revenue (as defined in the management agreement). In addition, upon a sale of the Pinehurst property, TNP SRT Pinehurst will pay the property manager an amount equal to one monthly installment of the management fee as compensation for work to be performed by the property manager in connection with the sale and/or completion of managing matters relating to the tenants of the Pinehurst property. A subsidiary of the property manager served as the property manager for the Pinehurst property prior to the acquisition of the Pinehurst property.

Description of the Property

The Pinehurst property contains 114,292 square feet of rentable space and is comprised of three buildings located on a 13.89 acre parcel of land. The Pinehurst property was constructed in 2005 and is located at the northeast corner of Interstate 94 and Tyler Parkway, a location which benefits from a full interchange with Interstate 94. Pinehurst Square West, a separate retail property distinct from the Pinehurst property which is not a part of the acquisition, is located adjacent to the Pinehurst property and features tenants such as Best Buy, Petsmart, Dollar Tree, Starbucks, Lowes and Kohl’s.

As of the closing date, the Pinehurst property was approximately 92.1% leased. The tenants occupying 10% or more of the rentable square feet at the Pinehurst property are TJ Maxx, a discount fashion retailer, which occupies 26,000, or approximately 22.75%, of the rentable square feet at the Pinehurst property, and Old Navy, a discount fashion retailer, which occupies 15,364, or approximately 13.44%, of the rentable square feet at the Pinehurst property. TJ Maxx pays an annual rent of approximately $247,000 pursuant to a lease that expires in March 2017 and Old Navy pays an annual rent of approximately $184,000 pursuant to a lease that expires in November 2011. TJ Maxx has the option to renew its lease at the Pinehurst property for up to four additional terms of five years each and Old Navy has the option to renew its lease at the Pinehurst property for up to two additional terms of five years each.

Other significant tenants at the Pinehurst property include Shoe Carnival, Dress Barn, David’s Bridal and Five Guys Burgers and Fries.

The following table sets forth additional information with respect to other significant tenants at the Pinehurst property:

Tenant	Rentable Square Feet	Approximate Percentage of Rentable Square Feet	Lease Expiration
Shoe Carnival	10,000	8.75%	July 2017	(1)

(1)	Shoe Carnival has the option to renew its lease for up to two additional terms of five years each.

The following table reflects lease expirations at the Pinehurst property over the next ten years:

Year of Expiration	Number of Leases Expiring	Annualized Base Rent (1)	Percent of Annualized Base Rent Expiring	Leased Rentable Square Feet Expiring	Percent of Leased Rentable Square Feet Expiring
2011	3	$362,000	15.59%	18,039	17.66%
2012	3	$250,000	10.77%	13,760	13,47%
2013	3	$179,000	7.71%	7,836	7.67%
2014	1	$44,000	1.89%	1,236	1.21%
2015	5	$412,000	17.74%	14,449	14.15%
2016	1	$81,000	3.49%	3,000	2.94%
2017	3	$870,000	37.47%	41,500	40.64%
2018	—	—	—	—	—
2019	—	—	—	—	—
2020	3	$124,000	5.34%	2,300	2.25%
Thereafter	—	—	—	—	—
Total	22	$2,322,000		102,120

(1)	Annualized base rent represents annualized contractual base rental income as of May 31, 2011.

The Pinehurst property faces competition from similar multi-tenant retail properties in and around the Bismarck, North Dakota area, including Pinehurst Square West, Gateway Mall and Kirkwood Mall, all of which are multi-tenant retail centers located within a three-mile radius of the Pinehurst property. Bismarck is the largest retail hub of central and western North Dakota. The Bismarck retail market contains approximately 4.7 million square feet of general leasable area. Overall vacancy in the Bismarck retail market stands at a current quarterly rate of 5.7%.

Management currently has no material plans for capital improvements at the Pinehurst property and believes that the Pinehurst property is suitable for its intended purpose and adequately covered by insurance. Our current depreciable basis in the Pinehurst property is approximately $14,695,000. For the fiscal year ended December 31, 2010, the Pinehurst property paid real estate taxes of approximately $197,000.

Information regarding average occupancy rate and the average effective annual rental rate per square foot for the Pinehurst property for each of the prior five years is not currently available to us at this time.

The capitalization rate for Pinehurst property as of the closing date was 8.64% based on the in-place occupancy rate as of that date and our valuation of Pinehurst property at $15,000,000 for the purposes of the proposed acquisition. Capitalization rates represent a widely followed measure of initial yield on investment. We calculate the capitalization rate for a real property by dividing the projected “net operating income” of the property by the purchase price of the property, excluding closing costs and fees. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. We determine projected net operating income based on in-place leases, contractual rent increases or decreases for each tenant and other revenues from late fees or services, adjusted for known vacancies, tenant concessions and charges not collected.

Amendment of Our Credit Agreement

On the closing date, we, our operating partnership, TNP SRT Holdings, TNP SRT Moreno, TNP SRT San Jacinto, TNP SRT Craig Promenade, TNP SRT Northgate, TNP SRT Pinehurst, our sponsor, Anthony W. Thompson, our chairman and chief executive officer, AWT Family Limited Partnership, a California limited partnership, and KeyBank entered into a Third Omnibus Amendment and Reaffirmation of the loan documents relating to the credit agreement, or the third omnibus amendment. The third omnibus amendment amended the credit agreement to increase the maximum aggregate commitment of KeyBank under the credit agreement from $35 million to $38 million, or the temporary increase, and provides that on June 30, 2011, or such earlier date as requested by Borrower, the aggregate commitment under the A tranche of the credit agreement will increase to $38 million. The third omnibus amendment also amends the credit agreement to provide that the temporary increase will be available from the closing date until July 26, 2011, at which time any amounts outstanding under the credit agreement in excess of $35 million will become immediately due and payable in full.